# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Range Impact, Inc., CIK 0001438943
CUSIP: 92849B107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 PARK AVENUE, SUITE 400, CLEVELAND, Ohio (OH), 44122
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001866880

## Reporting persons
- Keri Findley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,347,888; shared voting power 0; sole dispositive power 12,347,888; shared dispositive power 0; aggregate amount beneficially owned 12,347,888 (9.7% of the class)
- Tacora Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 12,347,888; shared voting power 0; sole dispositive power 12,347,888; shared dispositive power 0; aggregate amount beneficially owned 12,347,888 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Range Impact, Inc.
Address of issuer's principal executive offices: 200 Park Avenue, Suite 400, Cleveland, OH 44122

## Item 2. Person Filing
Name of person filing: Keri Findley
Address of principal business office or, if none, residence: 1300 Red River Street, Suite 550, Austin, TX 78701
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,347,888
Percent of class: 9.7%
Sole power to vote or to direct the vote: 12,347,888
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,347,888
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Exhibit 99.1: Joint Filing Agreement, dated July 14, 2026, between Keri Findley and Tacora Capital, LP (incorporated by reference to the exhibit to the Schedule 13G filed by the Reporting Persons on July 14, 2026).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated July 14, 2026, between Keri Findley and Tacora Capital, LP (incorporated by reference to the exhibit to the Schedule 13G filed by the Reporting Persons on July 14, 2026).

## Signatures
- Keri Findley: /s/ Keri Findley, Keri Findley (11/12/2026)
- Tacora Capital, LP: /s/ Keri Findley, Keri Findley, Authorized Signatory of Tacora Capital GP, LLC, its general partner (11/12/2026)